CUSIP No. 627335201	13D/A

  UNITED STATES

  SECURITIES AND EXCHANGE
COMMISSION

  Washington, DC 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

(Amendment No. 3)*

MUSCLEPHARM CORP.

(Name of Issuer)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

627335201

(CUSIP Number)

Ryan Charles Drexler

c/o MusclePharm Corp.

4721 Ironton Street, Building A

Denver, CO 80239

with a copy to:

George Shuster, Esq.

Wilmer Cutler Pickering Hale and Dorr LLP

7 World Trade Center

250 Greenwich Street

New York, New York  10017

(212) 937-7518

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

September 5, 2017

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D/A, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. ☐

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 627335201	13D/A

(1)	Names of Reporting Persons Ryan Charles Drexler

(2)	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☒
(b) ☐

(3)	SEC Use Only

(4)	Source of Funds (See Instructions) OO

(5)	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e). ☐

(6)	Citizenship or Place of Organization. United States of America

Number of Shares Beneficially Owned by Each Reporting Person With:	(7)	Sole Voting Power. 10,876,766

	(8)	Shared Voting Power. 0

	(9)	Sole Dispositive Power. 10,876,766

	(10)	Shared Dispositive Power. 0

(11)	Aggregate Amount Beneficially Owned by Each Reporting Person. 10,876,766

(12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions). ☐

(13)	Percent of Class Represented by Amount in Row (11). 46.7%

(14)	Type of Reporting Person (See Instructions). IN

CUSIP No. 627335201	13D/A

Item 1.	Security and Issuer.

This Amendment No. 3 to Statement of Beneficial Ownership of Schedule 13D (the “Schedule 13D/A”) relates to the shares of common stock, $0.001 par value per share (the “Common Stock”) of MusclePharm Corp., a Nevada corporation (the “Issuer”). The Issuer maintains its principal executive office at 4721 Ironton Street, Denver, Colorado 80239.

Item 2.	Identity and Background.

(a)	Ryan Charles Drexler (the “Reporting Person”) is the reporting person for this Schedule 13D/A.

(b)	The business address for the Reporting Person is 4721 Ironton Street, Building A, Denver, CO 80239.

(c)	Currently, the Reporting Person is the Chief Executive Officer (“CEO”) of Consac, LLC (“Consac”) and the President, Chief Executive Officer and Executive Chairman of the Board of Directors of the Issuer.

(d)-(e)	During the last five years, the Reporting Person has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors). During the last five years, the Reporting Person has not been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)	The Reporting Person is a citizen of the United States.

Item 3.	Source and Amount of Funds or Other Consideration.

On September 5, 2017, the Reporting Person made a proposal to the Issuer, summarized in a letter from the Reporting Person’s counsel, delivered to the Issuer’s counsel on September 6, 2017, on behalf of the Reporting Person (the “Letter”) indicating the Reporting Person’s interest in a potential restructuring (the “Restructuring”) of the following three secured promissory notes of which the Reporting Person is the holder: (i) the convertible secured promissory note dated as of December 7, 2015, in the original principal amount of $6,000,000 (the “First Convertible Note”), (ii) the convertible secured promissory note dated as of November 8, 2016, in the original principal amount of $11,000,000 (the “Second Convertible Note”) and (iii) the secured demand promissory note dated as of July 27, 2017, in the original principal amount of $1,000,000 (the “Demand Note”; together with the First Convertible Note and the Second Convertible Note, the “Notes”). The terms of the potential Restructuring proposed by the Reporting Person include: (a) the maturity dates for the Notes would be modified to extend those dates by at least one (1) year; (b) all accrued but unpaid interest in respect of the Notes as of the effective date of the Restructuring would be paid in cash; (c) following the effective date of the Restructuring, interest would accrue on all principal and capitalized interest under the Notes at an increased rate (and would include a corresponding increased default rate), and accrued but unpaid interest would compound quarterly; (d) a one-time restructuring fee would be earned by the Reporting Person as of the effective date of the Restructuring but would not be payable until maturity (and would not accrue interest to maturity); (e) the Reporting Person would retain the right, but would not be obligated, to convert all or any part of the obligations under the First Convertible Note and the Second Convertible Note into Common Stock, and the conversion price would be reduced to a per share amount; and (f) the Reporting Person would have the right, but would not be obligated, to convert all or any portion of the obligations under the Demand Note into Common Stock at a conversion price per share consistent with the reduced conversion price under the First Convertible Note and the Second Convertible Note.

Item 4.	Purpose of Transaction.

The Reporting Person indicated his interest in a potential Restructuring of the Notes on the terms specified in the Letter, including the extension of the maturity dates for the Notes, in order to provide the Issuer additional time to attain the financial position and liquidity to repay the obligations under the Notes when due.

CUSIP No. 627335201	13D/A

The Reporting Person is President, Chief Executive Officer and Executive Chairman of the Board of Directors of the Issuer.  In these capacities the Reporting Person takes, and will continue to take, an active role in the Issuer’s management and strategic direction.  In addition, in connection with his employment with the Issuer, the Reporting Person may be entitled to cash and other non-equity compensation in connection with a sale of the Issuer or other transaction of the nature described below.

Other than as described above, the Reporting Person does not have any current plans or proposals, but may in the future propose one or more actions, which would result in any of the following:

(a)	the acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;

(b)	an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;

(c)	a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;

(d)	any change in the present Issuer’s board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

(e)	any material change in the present capitalization or dividend policy of the Issuer;

(f)	any other material change in the Issuer’s business or corporate structure;

(g)	one or more changes in the Issuer’s charter, bylaws or instruments corresponding thereto or other actions to the extent they may impede the acquisition of control of the Issuer by any person;

(h)	causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

(i)	a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, as amended; or

(j)	any action similar to any of those enumerated above.

Item 5.	Interest in Securities of the Issuer.

(a)	The Reporting Person beneficially owns 10,876,766 shares of Common Stock, representing approximately 46.7% of the Common Stock. The percentage of shares of Common Stock reported as being beneficially owned by the Reporting Person, assuming the Notes described below are converted immediately and all options described below are exercised immediately, is based upon 14,481,771 shares outstanding as of August 1, 2017, as set forth in the Issuer’s Quarterly Report on Form 10-Q for the quarter ended June 30, 2017, filed with the Securities and Exchange Commission on August 14, 2017.

CUSIP No. 627335201	13D/A

Pursuant to the First Convertible Note, the Reporting Person acquired a convertible note in the original principal amount of $6,000,000, initially convertible into approximately 2,608,696 shares of Common Stock at a price per share equal to $2.30. On January 14, 2017, the Issuer and the Reporting Person amended the First Convertible Note to increase the interest rate from 8% to 10% per annum and extend the maturity date thereof from January 15, 2017 to November 8, 2017. Any accrued but unpaid interest on the principal amount will also be convertible into shares of Common Stock at a per share conversion price of $2.30. As of August 31, 2017, $49,511.48 of interest, convertible into approximately 21,526 shares, on the First Convertible Note was accrued but unpaid. Unless converted, all outstanding principal and any accrued but unpaid interest under the First Convertible Note (whether or not that interest has been capitalized) (the “First Conversion Amount”) shall be due and payable on November 8, 2017. If the potential Restructuring is consummated on the terms proposed by the Reporting Person as set forth in the Letter, (i) the maturity date of the First Convertible Note would be extended from November 8, 2017 by at least one (1) year; (ii) all accrued but unpaid interest in respect of the First Convertible Note as of the effective date of the Restructuring would be paid in cash; (iii) interest would accrue on all principal and capitalized interest under the First Convertible Note at an increased rate (and would include a corresponding increased default rate), and accrued but unpaid interest would compound quarterly; and (iv) the First Conversion Amount will be convertible into Common Stock at a reduced price per share.

Pursuant to the Second Convertible Note, the Reporting Person acquired a convertible note in the original principal amount of $11,000,000, initially convertible in whole or in part into approximately 6,010,929 shares of Common Stock at a price per share equal to $1.83. Pursuant to the terms of the Second Convertible Note, the Issuer promised to pay the Reporting Person the principal amount together with interest on the outstanding principal amount at a rate of 10% per annum. Any accrued but unpaid interest on the principal amount will also be convertible into shares of Common Stock at a per share conversion price of $1.83. As of August 31, 2017, $93,809.61 of interest, convertible into approximately 51,262 shares, on the Second Convertible Note was accrued but unpaid. Unless converted, all outstanding principal and any accrued but unpaid interest under the Second Convertible Note (whether or not that interest has been capitalized) (the “Second Conversion Amount”) shall be due and payable on November 8, 2017. If the potential Restructuring is consummated on the terms proposed by the Reporting Person as set forth in the Letter, (i) the maturity date of the Second Convertible Note would be extended from November 8, 2017 by at least one (1) year; (ii) all accrued but unpaid interest in respect of the Second Convertible Note as of the effective date of the Restructuring would be paid in cash; (iii) interest would accrue on all principal and capitalized interest under the Second Convertible Note at an increased rate (and would include a corresponding increased default rate), and accrued but unpaid interest would compound quarterly; and (iv) the Second Conversion Amount will be convertible into Common Stock at a reduced price per share.

Pursuant to the Demand Note, the Reporting Person acquired a demand note in the original principal amount of $1,000,000. Under the terms of the Demand Note, the Issuer promised to pay the Reporting Person upon demand the principal amount together with interest on the outstanding principal amount at a rate of 15% per annum. The Issuer may prepay the Demand Note without penalty any time prior to a demand request from the Reporting Person. If the potential Restructuring is consummated on the terms proposed by the Reporting Person as set forth in the Letter, (i) all accrued but unpaid interest in respect of the Demand Note as of the date of the Restructuring would be paid in cash; (ii) interest would accrue on all principal and capitalized interest under the Demand Note at an increased rate (and would include a corresponding increased default rate), and accrued but unpaid interest would compound quarterly; and (iii) all outstanding principal and any accrued but unpaid interest under the Demand Note (whether or not that interest has been capitalized) (the “Demand Conversion Amount”) will be convertible into Common Stock at a conversion price per share consistent with the reduced conversion price under the First Convertible Note and the Second Convertible Note.

The Reporting Person, as the Holder, may at any time, in his sole discretion, upon written notice to the Issuer, elect to convert all or a portion of the First Conversion Amount and/or the Second Conversion Amount, respectively, into shares of Common Stock at the respective conversion prices of the First Convertible Note and Second Convertible Note. If the potential Restructuring is consummated on the terms proposed by the Reporting Person as set forth in the Letter, the Reporting Person may at any time, in his sole discretion, upon written notice to the Issuer, elect to convert all or a portion of the Demand Conversion Amount at a conversion price per share consistent with the reduced conversion price under the First Convertible Note and the Second Convertible Note.

As of August 31, 2017, the Reporting Person also beneficially owns 1,499,408 shares held by Consac LLC; 31,924 fully vested shares of restricted stock; 550,000 unvested shares of restricted stock; and 103,021 shares subject to vested stock options with an exercise price per share of $1.89 that are currently exercisable or exercisable within 60 days of August 31, 2017. The Reporting Person is the CEO of Consac and may be deemed to be the indirect beneficial owner (as that term is defined under Rule 13d-3 of the Securities Exchange Act) of the Common Stock that Consac beneficially owns. The Reporting Person has the power to direct the voting and disposition of Common Stock that Consac beneficially owns.

CUSIP No. 627335201	13D/A

(b)	The Reporting Person has the sole power to vote or direct the vote and sole power to dispose of or direct the disposition of the shares reported as beneficially owned.

(c)	The Reporting Person has not effected any transactions in the Common Stock of the Issuer in the past 60 days.

(d)	Not applicable.

(e)	Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Except as described above in this Schedule 13D/A, the Reporting Person has no other contracts, arrangements, understandings or relationships with any other person with respect to any securities of the Issuer.

CUSIP No. 627335201	13D/A

Item 7.	Material to be Filed as Exhibits.

The following documents are filed as Exhibits to this statement:

Exhibit Number	Exhibit Description
99.1	Convertible Secured Promissory Note dated December 7, 2015 by and between the Issuer and the Reporting Person (incorporated by reference to the Issuer’s Current Report on Form 8-K filed with the SEC on December 10, 2015)
99.2	First Amendment to Convertible Secured Promissory Note dated January 14, 2017, by and between the Issuer and the Reporting Person (incorporated by reference to the Issuer’s Annual Report on Form 10-K for the year ended December 31, 2016 filed with the SEC on March 15, 2017)
99.3	Convertible Secured Promissory Note dated November 8, 2016 by and between the Issuer and the Reporting Person (incorporated by reference to the Issuer’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2016 filed with the SEC on November 9, 2016)
99.4	Amended and Restated Security Agreement dated November 8, 2016 by and between the Issuer and the Reporting Person (incorporated by reference to the Issuer’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2016 filed with the SEC on November 9, 2016)
99.5	Amended and Restated Executive Employment Agreement dated November 18, 2016 by and between the Issuer and the Reporting Person (incorporated by reference to the Issuer’s Current Report on Form 8-K filed with the SEC on November 25, 2016)
99.6	Letter dated September 5, 2017 from the Reporting Person’s counsel to the Issuer’s counsel
99.7	Secured Demand Promissory Note, dated July 27, 2017, between the Issuer and the Reporting Person (incorporated by reference to the Issuer’s Current Report on Form 8-K filed with the SEC on July 31, 2017)
99.8	Second Amended and Restated Security Agreement, dated July 27, 2017, between the Issuer and the Reporting person (incorporated by reference to the Issuer’s Current Report on Form 8-K filed with the SEC on July 31, 2017)

CUSIP No. 627335201	13D/A

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

September 8, 2017	/s/Ryan Charles Drexler
Ryan Charles Drexler, individually, and as President of Consac, LLC